                                                                   March 5, 2012

VIA EDGAR AND COURIER
---------------------

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

     Re:  Ricoh Company, Ltd.
          Form 20-F for the Fiscal Year Ended March 31, 2011
          Filed June 30, 2011
          Form 6-K dated November 14, 2011
          Filed November 14, 2011
          File No. 002-68279
          ------------------

Dear Mr. Vaughn:

     In connection with the comments, regarding the annual report of Ricoh Company, Ltd. ("Ricoh" or the "Company") on Form 20-F for the fiscal year ended March 31, 2011 and the periodic report of Ricoh on Form 6-K, dated November 14, 2011, in your letter dated January 23, 2012, we offer the following responses. For the convenience of the staff of the United States Securities and Exchange Commission (the "Staff"), we have reproduced the comments set forth in your letter in capital letters, which are followed by our responses.

FORM 20-F FOR THE FISCAL YEAR ENDED MARCH 31, 2011
--------------------------------------------------

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS, PAGE 33
-------------------------------------------------------------

1. WE NOTE FROM PAGES 36, 44, AND THROUGHOUT THE FILING THAT YOU DISCLOSE CERTAIN NON-GAAP FINANCIAL MEASURES SUCH AS YOUR NET SALES EXCLUDING THE EFFECTS OF FOREIGN CURRENCY EXCHANGE FLUCTUATIONS. WHILE DISCUSSION OF THE IMPACT OF THESE ITEMS CAN BE MATERIAL TO UNDERSTANDING THE RESULTS, YOUR CURRENT PRESENTATION RESULTS IN THE PRESENTATION OF NON-GAAP FINANCIAL MEASURES FOR WHICH YOU HAVE NOT PROVIDED ALL OF THE REQUIRED DISCLOSURES. PLEASE REVISE FUTURE FILINGS [TO] PROVIDE ALL OF THE DISCLOSURES REQUIRED BY ITEM 10(E) OF REGULATION S-K. ALTERNATIVELY, YOU MAY REVISE FUTURE FILINGS TO REMOVE THE NON-GAAP FINANCIAL MEASURES RESULTING FROM THIS PRESENTATION FORMAT.

     RESPONSE:

     Thank you for your comment.

     Ricoh estimates the effects of foreign currency exchange fluctuations on net sales and discloses the estimated impact only in terms of a percentage
                                                  ----
     and monetary amount of total net sales, but does not present any adjusted net sales amount that excludes the effects of foreign currency exchange fluctuations in its annual report. As such, Ricoh does not believe this constitutes the presentation and use of a non-GAAP financial measure.

     As disclosed in its annual report, Ricoh's operating results are highly sensitive to fluctuations in the value of the Japanese Yen. This is because a high volume of Ricoh's production and sales activities are conducted in the Americas, Europe and Other (such as China), and as a result, a large proportion of Ricoh's revenues and costs are denominated in local currencies. Although Ricoh engages in hedging transactions such as forward contracts with several financial institutions having credit ratings satisfactory to Ricoh to minimize the negative effects of short-term fluctuations in foreign exchange rates among major currencies such as the U.S. Dollar, the Euro and the Japanese Yen, mid- to long-term volatile changes in the exchange rate levels make it difficult for Ricoh to execute planned procurement, production, logistics and sales activities, and may adversely affect Ricoh's financial results and condition.

     Ricoh continues to believe it is important to disclose the estimated impact of foreign currency exchange fluctuations in this way as it can be material to understanding Ricoh's consolidated and segment results.

ITEM 15. CONTROLS AND PROCEDURES, PAGE 116
------------------------------------------

- MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING, PAGE 116
----------------------------------------------------------------------------

2. WE NOTE THAT YOU CONDUCT A SIGNIFICANT PORTION OF YOUR OPERATIONS OUTSIDE OF THE UNITED STATES. IN ORDER TO ENHANCE OUR UNDERSTANDING OF HOW YOU PREPARE YOUR FINANCIAL STATEMENTS AND ASSESS YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING, WE ASK THAT YOU PROVIDE US WITH INFORMATION THAT WILL HELP US ANSWER THE FOLLOWING QUESTIONS.

     HOW DO YOU EVALUATE AND ASSESS INTERNAL CONTROL OVER FINANCIAL REPORTING?
     -------------------------------------------------------------------------

     . PLEASE DESCRIBE THE PROCESS YOU USED TO DETERMINE WHETHER INTERNAL CONTROL OVER FINANCIAL REPORTING EFFECTIVELY CONSIDERED CONTROLS TO ADDRESS FINANCIAL REPORTING RISKS THAT ARE RELEVANT TO ALL LOCATIONS WHERE YOU HAVE OPERATIONS.

     . IF YOU HAVE AN INTERNAL AUDIT FUNCTION, PLEASE DESCRIBE IT AND EXPLAIN HOW, IF AT ALL, THAT FUNCTION IMPACTED YOUR EVALUATION OF YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING.

     RESPONSE:

     Under Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), Ricoh's management assesses the effectiveness of its internal control over financial reporting ("ICFR") as of the end of each fiscal year and reports on its assessment. In making its assessment, Ricoh's management uses the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework and the SEC's guidance on management's assessment of ICFR. These criteria cover the following five areas: control environment; risk assessment; control activities; information and communication; and monitoring. Ricoh's ICFR is designed to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

     Ricoh has adopted a top-down risk-based approach to determine the scope and evidence necessary to support the testing of its ICFR under Section 404 of the Sarbanes-Oxley Act . Financial reporting risks are identified by the management of Ricoh's subsidiaries and affiliates and subsequently reviewed by the Internal Audit Group, which is a subgroup within the Internal Management & Control Division at Ricoh's global headquarters in Tokyo, Japan (the "Internal Audit Group").

     The Internal Audit Group consists of seven members who are assisted by additional personnel at Ricoh's subsidiaries and affiliates having similar responsibilities. The Internal Audit Group periodically performs testing on the design and operational effectiveness of the controls implemented within each of its subsidiaries and affiliates in accordance with the criteria identified by COSO. The Internal Audit Group is responsible for evaluating the potential impact of risks on financial reporting identified through this testing process and confirming whether applicable controls are in place to address these risks so as to ensure the accuracy and completeness of Ricoh's financial statements.

     At the beginning of each fiscal year, the Internal Audit Group conducts a review to confirm that all material consolidated subsidiaries and affiliates will be included in the scope of its assessment of ICFR. Periodically during each fiscal year, each subsidiary and affiliate will evaluate risks specific to it based on its respective operations as well as risks identified and/or recommendations provided by the Internal Audit Group.

     More specifically, Ricoh's management has relied upon the following procedures to determine whether its ICFR effectively addresses risks on financial reporting:

               . Entity-Level Controls. To address risks associated with financial reporting, Ricoh utilizes an entity-level control checklist, which is prepared by the Internal Audit Group and distributed to all subsidiaries and affiliates in any given fiscal year. This entity-level control checklist is completed and signed by the CEO and/or CFO of these subsidiaries and affiliates. The entity-level control checklist covers the five areas of the ICFR as identified by COSO. The Internal Audit Group is responsible for evaluating the design and operating effectiveness of entity-level controls, and for compiling the results for review and approval by Ricoh's CEO and CFO.

               . Process-Level Controls. Various divisions within the global headquarters have established a standard set of policies and procedures called Ricoh Group Standards ("RGS"). RGS is implemented by all Ricoh subsidiaries and affiliates in order to maintain consistency in the way it operates its business as a global company and to improve the business and operations of Ricoh's subsidiaries and affiliates. Operating under a standard set of policies and procedures enables Ricoh to conduct its business activities effectively and efficiently. RGS covers various functions within Ricoh, including core process functions and planning & support functions. Core process functions include such areas as R&D, manufacturing, quality assurance, logistics, sales and services. Planning & support functions include such areas as corporate planning, human resources, accounting & finance, legal, CSR and internal management control. In the areas of accounting & finance, RGS sets forth the polices and procedures that all Ricoh subsidiaries and affiliates are required to follow to ensure consistent accounting practices within the entire Ricoh group. These policies and procedures cover not only basic corporate accounting matters, but also accounting practices that are used at Ricoh's global headquarters and its consolidated subsidiaries and affiliates. For example, RGS sets forth when and how to record the key components in financial reporting, such as revenue, costs, expenses, etc. Based upon RGS, management at Ricoh's subsidiaries and affiliates establish or revise their own accounting policies and procedures so that they are in compliance with RGS. Periodically during the fiscal year, management at Ricoh's subsidiaries and affiliates assesses risks specific to it based on their respective operations. Any risks that are identified by Ricoh's subsidiaries and affiliates are communicated to and compiled by the Internal Audit Group, which in turn reviews and evaluates the potential impact of such risks on financial reporting from a consolidated perspective.

               . Information Technology General Controls ("ITGC") and Information Technology Application Controls ("ITAC"). Ricoh has adopted ITGC and ITAC to provide reasonable assurance that the information technology it uses operates as intended, that the recorded data is reliable and that it is in compliance with applicable laws and regulations. ITGC covers processes such as change management, access management, disaster recovery and information security. ITAC covers specific business processes (such as payroll) to assure that such processes are properly maintained, are only used with proper authorization, are monitored and are creating audit trails. Each Ricoh subsidiary or affiliate in any given fiscal year performs an ITGC and ITAC evaluation. The Finance & Accounting Division at the global headquarters in Tokyo, Japan and members of the finance and accounting section at each of Ricoh's subsidiaries and affiliates communicate frequently to ensure that each has an accurate understanding of the business transactions that are being recorded in Ricoh's financial reporting system.

     At the end of the fiscal year, the Internal Audit Group reports its findings directly to Ricoh's Board of Corporate Auditors (comprised of two internal corporate auditors and two external corporate auditors) and Internal Control Committee which belongs to Group Management Committee (comprised of the CEO, CFO, and other respective board members). Based upon the findings reported to the Internal Control Committee, Ricoh's CEO and CFO make the final assessment on the effectiveness of ICFR. The results are presented as management's report on ICFR, and are filed as part of Ricoh's annual report on Form 20-F with the United States Securities and Exchange Commission and filed to the Financial Services Agency in Japan.

     HOW DO YOU MAINTAIN YOUR BOOKS AND RECORDS AND PREPARE YOUR FINANCIAL
     ---------------------------------------------------------------------
     STATEMENTS?
     -----------

     . IF YOU MAINTAIN YOUR BOOKS AND RECORDS IN ACCORDANCE WITH U.S. GAAP, DESCRIBE THE CONTROLS YOU MAINTAIN TO ENSURE THAT THE ACTIVITIES YOU CONDUCT AND THE TRANSACTIONS YOU CONSUMMATE ARE RECORDED IN ACCORDANCE WITH U.S. GAAP.

     . IF YOU DO NOT MAINTAIN YOUR BOOKS AND RECORDS IN ACCORDANCE WITH U.S. GAAP, TELL US WHAT BASIS OF ACCOUNTING YOU USE AND DESCRIBE THE PROCESS YOU GO THROUGH TO CONVERT YOUR BOOKS AND RECORDS TO U.S. GAAP FOR SEC REPORTING. DESCRIBE THE CONTROLS YOU MAINTAIN TO ENSURE THAT YOU HAVE MADE ALL NECESSARY AND APPROPRIATE ADJUSTMENTS IN YOUR CONVERSIONS AND DISCLOSURES.

     RESPONSE:

     Books and records of Ricoh group companies in the U.S. are maintained in accordance with U.S. GAAP. Such books and records are reviewed by the CFO of such group company.

     The books and records of Ricoh group companies in Japan including Ricoh Company, Ltd. are maintained in accordance with Japanese GAAP. Members of Ricoh's Consolidation Group within the Accounting Division of its global headquarters in Tokyo, Japan (the "Consolidation Group") are knowledgeable about the differences between U.S. GAAP and Japanese GAAP, except those differences that may be immaterial, and convert Japanese GAAP figures of Ricoh and its group companies in Japan to U.S. GAAP figures. Members of the Consolidation Group make adjusting journal entries for GAAP differences.

     Books and records of Ricoh group companies that are not in the United States or Japan that Ricoh considers to be material to its business on a consolidated basis are maintained in accordance with the GAAP of such local jurisdiction. With respect to each such Ricoh group company, such company converts its local GAAP figures to U.S. GAAP figures and reports such converted U.S. GAAP figures to the Consolidation Group. Such companies collect updated U.S. GAAP information from various sources, including accounting journals, newsletters from audit firms and internet publications. The Consolidation Group also informs these companies of any U.S. GAAP updates that it becomes aware of to the extent it may be applicable to such companies. All figures that are converted from local GAAP to U.S. GAAP at these companies are reviewed by the CFO of each such company prior to being reported to the Consolidation Group.

     The books and records of Ricoh group companies that are not in the United State or Japan that Ricoh considers to be immaterial to its business on a consolidated basis are maintained in accordance with local GAAP, and such companies report their local GAAP figures to the Consolidation Group without converting such figures into U.S. GAAP figures. With respect to such companies, Ricoh sends annual questionnaires containing detailed explanations as to U.S. GAAP and seeks information regarding local GAAP treatment. Based on such information, the Consolidation Group makes adjusting journal entries for material GAAP difference between U.S. GAAP and local GAAP.

     WHO IS INVOLVED IN YOUR FINANCIAL REPORTING?
     --------------------------------------------

     WE WOULD LIKE TO UNDERSTAND MORE ABOUT THE BACKGROUND OF THE PEOPLE WHO ARE PRIMARILY RESPONSIBLE FOR PREPARING AND SUPERVISING THE PREPARATION OF YOUR FINANCIAL STATEMENTS AND EVALUATING THE EFFECTIVENESS OF YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING AND THEIR KNOWLEDGE OF U.S. GAAP AND SEC RULES AND REGULATIONS. WITHOUT IDENTIFYING PEOPLE BY NAME, FOR EACH PERSON, PLEASE TELL US:

     . WHAT ROLE HE OR SHE TAKES IN PREPARING YOUR FINANCIAL STATEMENTS AND EVALUATING THE EFFECTIVENESS OF YOUR INTERNAL CONTROL;

     . WHAT RELEVANT EDUCATION AND ONGOING TRAINING HE OR SHE HAS HAD RELATING TO U.S. GAAP;

     .    THE NATURE OF HIS OR HER CONTRACTUAL OR OTHER RELATIONSHIP TO YOU;

     . WHETHER HE OR SHE HOLDS AND MAINTAINS ANY PROFESSIONAL DESIGNATIONS SUCH AS CERTIFIED PUBLIC ACCOUNTANT (U.S.) OR CERTIFIED MANAGEMENT ACCOUNTANT; AND

     . ABOUT HIS OR HER PROFESSIONAL EXPERIENCE, INCLUDING EXPERIENCE IN PREPARING AND/OR AUDITING FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH U.S. GAAP AND EVALUATING EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING.

     RESPONSE:

     The Consolidation Group is responsible for preparing the consolidated financial statements and footnotes. The Consolidation Group consists of six members. The general manager of the Finance & Accounting Division and the general manager of the Accounting Department each supervise the Consolidation Group. All members of the Consolidation Group as well as the general manager of the Finance & Accounting Division and the general manager of the Accounting Department are full-time employees of Ricoh. The leader of the Consolidation Group is responsible for monitoring the effectiveness of Ricoh's internal control. The leader has sixteen years of experience in accounting at Ricoh, five of which were in U.S. GAAP financial reporting in the Consolidation Group and seven of which were in U.S. GAAP financial reporting as the financial manager / financial director in several European countries. All members of the Consolidation Group are well educated and trained in U.S. GAAP. All of them studied accounting at the university level and most of them have passed standardized Japanese bookkeeping proficiency examination (Nissho-Boki). All members receive on-the-job training and education, and periodically attend both internal and external seminars. To keep interested personnel abreast of new development in the area, the Consolidation Group collects current commentary on U.S. GAAP from various sources, including accounting journals, newsletters from audit firms and internet publications. The general manager of the Finance & Accounting Division has twenty -three years of experience in accounting at Ricoh, eight of which relate to U.S. GAAP reporting in several European countries and thirteen of which relate to U.S. GAAP reporting in the U.S. The general manager of the Accounting Department has twenty -two years of experience in accounting at Ricoh, six of which relate to U.S. GAAP reporting in a European country and one of which he served as the leader of the Consolidation Group. The general manager of the Accounting Department also has two years of experience in internal audit at Ricoh.

     IF YOU RETAIN AN ACCOUNTING FIRM OR OTHER SIMILAR ORGANIZATION TO PREPARE YOUR FINANCIAL STATEMENTS OR EVALUATE YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING, PLEASE TELL US:

     .    THE NAME AND ADDRESS OF THE ACCOUNTING FIRM OR ORGANIZATION;

     . THE QUALIFICATIONS OF THEIR EMPLOYEES WHO PERFORM THE SERVICES FOR YOUR COMPANY;

     . HOW AND WHY THEY ARE QUALIFIED TO PREPARE YOUR FINANCIAL STATEMENTS OR EVALUATE YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING;

     .    HOW MANY HOURS THEY SPENT LAST YEAR PERFORMING THESE SERVICES FOR YOU;
          AND

     . THE TOTAL AMOUNT OF FEES YOU PAID TO EACH ACCOUNTING FIRM OR ORGANIZATION IN CONNECTION WITH THE PREPARATION OF YOUR FINANCIAL STATEMENTS AND IN CONNECTION WITH THE EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING FOR THE MOST RECENT FISCAL YEAR END.

     IF YOU RETAIN INDIVIDUALS WHO ARE NOT YOUR EMPLOYEES AND ARE NOT EMPLOYED BY AN ACCOUNTING FIRM OR OTHER SIMILAR ORGANIZATION TO PREPARE YOUR FINANCIAL STATEMENTS OR EVALUATE YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING, DO NOT PROVIDE US WITH THEIR NAMES, BUT PLEASE TELL US:

     . WHY YOU BELIEVE THEY ARE QUALIFIED TO PREPARE YOUR FINANCIAL STATEMENTS OR EVALUATE YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING;

     .    HOW MANY HOURS THEY SPENT LAST YEAR PERFORMING THESE SERVICES FOR YOU;
          AND

     . THE TOTAL AMOUNT OF FEES YOU PAID TO EACH INDIVIDUAL IN CONNECTION WITH THE PREPARATION OF YOUR FINANCIAL STATEMENTS AND IN CONNECTION WITH THE EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING FOR THE MOST RECENT FISCAL YEAR END.

     RESPONSE:

     Ricoh does not retain any accounting firm or other similar organization or individuals to prepare its financial statements. Except for engaging auditors to audit its ICFR, Ricoh does not engage an accounting firm or similar organization or individuals to evaluate its ICFR.

     DO YOU HAVE AN AUDIT COMMITTEE FINANCIAL EXPERT?
     ------------------------------------------------

     WE NOTE YOUR DISCLOSURE ON PAGE 90 THAT YOU DO NOT HAVE A SEPARATELY CREATED AUDIT COMMITTEE, PLEASE DESCRIBE THE EXTENT OF THE BOARD OF DIRECTORS' KNOWLEDGE OF U.S. GAAP AND INTERNAL CONTROL OVER FINANCIAL REPORTING INCLUDING YOUR CORPORATE AUDITORS.

     RESPONSE:

     The CFO and the Corporate Auditors are well educated and have an in-depth understanding of U.S. GAAP and ICFR.

     The CFO has thirty -five years of experience in accounting at Ricoh, eight of which relate to U.S. GAAP reporting during which he served as the financial director and held other executive positions in several European countries, six of which he served as the general manager of the Accounting Division and six of which he served as the CFO. He also worked as the supervisor of ICFR for four years.

     Ricoh has four Corporate Auditors, three of which are responsible for ICFR. One of the three Corporate Auditors responsible for ICFR has forty years of experience in accounting at Ricoh, seven of which he served as the finance director in charge of U.S. GAAP reporting in a European country. The second of the three Corporate Auditors responsible for ICFR has thirty -three years of experience in accounting at Ricoh, five of which he served as the controller in the U.S. and six of which he served as the general manager of the Internal Management & Control Division at the global headquarters in Tokyo, Japan. The third of the three Corporate Auditors responsible for ICFR is an external auditor and has thirty -five years of experience in accounting at a SEC reporting Japanese company whose securities are listed on the New York Stock Exchange and whose financial reporting is in accordance with U.S. GAAP.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-1
----------------------------------------------------

NOTE 20. SEGMENT INFORMATION, PAGE F-51
---------------------------------------

3. WE NOTE FROM PAGE 14 AND THROUGHOUT THE FILING THAT YOU HAVE THREE OPERATING SEGMENTS-IMAGING AND SOLUTIONS, INDUSTRIAL PRODUCTS, AND OTHER. WE FURTHER NOTE YOUR DISCLOSURE THAT YOUR IMAGING AND SOLUTIONS SEGMENTS CONSISTS OF IMAGING SOLUTIONS PRODUCTS AND NETWORK SYSTEM SOLUTIONS AND THAT YOU QUANTIFY THE AMOUNT OF PRODUCTS FOR THESE TWO CATEGORIES WITHIN YOUR IMAGING AND SOLUTIONS SEGMENTS. PLEASE EXPLAIN TO US IN MORE DETAIL IF YOU ARE AGGREGATING YOUR IMAGING SOLUTIONS PRODUCTS AND NETWORK SYSTEM SOLUTIONS INTO ONE REPORTING SEGMENT AND REPORTING THREE SEGMENTS RATHER THAN FOUR REPORTABLE SEGMENTS. TO THE EXTENT THAT YOU ARE AGGREGATING YOUR OPERATING SEGMENTS INTO REPORTABLE SEGMENTS, PLEASE PROVIDE US WITH YOUR DETAILED ANALYSIS OF HOW YOU CONSIDERED ALL OF THE FACTORS IN REACHING YOUR CONCLUSION THAT AGGREGATION OF THE OPERATING SEGMENTS INTO YOUR REPORTABLE SEGMENTS WAS APPROPRIATE. REFER TO PARAGRAPH 280-10-50-11 OF THE FASB ACCOUNTING STANDARDS CODIFICATION.

     RESPONSE:

     Ricoh has three operating segments that are also reportable segments, which are "Imaging & Solutions", "Industrial Products" and "Other". The components within these segments do not constitute operating segments as defined in ASC 280-10-50. Therefore, Ricoh does not aggregate operating segments. Components such as "Imaging Solutions" and "Network System Solutions" are product categories, not operating segments, and are presented to provide users with additional information to understand its operating segments.

4. WE NOTE THAT YOU INCLUDE DISCLOSURES OF REVENUES BY PRODUCTS ON PAGES 14 AND 44. PLEASE REVISE FUTURE FILINGS TO INCLUDE DISCLOSURES OF REVENUES BY PRODUCTS WITHIN THE FOOTNOTES TO YOUR AUDITED FINANCIAL STATEMENTS, AS SET FORTH IN FASB ASC 280-10-50-40.

     RESPONSE:

     Thank you for your comment. We will revise future filings and present such information in our consolidated financial statements.

5. WE NOTE YOUR DISCLOSURE OF REVENUES BY GEOGRAPHIC AREA ON PAGE F-53 AND THROUGHOUT THE FILING. SPECIFICALLY, WE SEE THAT YOU HAVE GROUPED YOUR REVENUE INTO JAPAN, THE AMERICAS, EUROPE, AND OTHER. FASB ASC 280-10-50-41(A) REQUIRES SEPARATE DISCLOSURE OF MATERIAL REVENUES ATTRIBUTED TO AN INDIVIDUAL FOREIGN COUNTRY. WE NOTE YOUR DISCLOSURE THAT IT IS IMPRACTICABLE TO MAKE THIS DISCLOSURE. PLEASE EXPLAIN TO US IN GREATER DETAIL WHY IT IS IMPRACTICABLE TO MAKE THIS DISCLOSURE.

     RESPONSE:

     As disclosed, Ricoh captures its geographical information by Japan, the Americas, Europe and Other. Although Ricoh recognizes that the amount of revenues in the U.S. is material and it is required to be disclosed separately according to ASC 280-10-50-41 (a), Ricoh does not have any accounting system to identify the amount of revenues derived from each foreign country as Ricoh does not need such information for managerial purposes. Therefore, it is impracticable for Ricoh to make this disclosure. However, understanding the potential importance of such information for investors, Ricoh will attempt to compile such information and if successful will disclose it in future filings.

FORM 6-K FILED ON NOVEMBER 14, 2011
-----------------------------------

6. WE NOTE YOUR DISCLOSURES ON PAGE 25 RELATED TO FINANCING RECEIVABLES AND ALLOWANCE FOR DOUBTFUL RECEIVABLES AS OF SEPTEMBER 30, 2011 AND MARCH 31, 2011. CONSIDERING THE EUROPEAN SOVEREIGN DEBT CRISIS AND ECONOMIC CONDITIONS AND YOUR CONCENTRATION OF SALES IN THESE FOREIGN COUNTRIES, PLEASE EXPLAIN TO US IN MORE DETAIL HOW YOU HAVE ASSESSED YOUR OUTSTANDING ACCOUNTS RECEIVABLE BALANCES FOR POTENTIAL IMPAIRMENT.

     RESPONSE:

     For financing receivables in some countries in Europe, Ricoh categorizes outstanding balance by customer type (such as commercial, governmental and large global customer), and also by sales channel (such as end customer, distributor and dealer). For each category referenced above, Ricoh monitors the ratio of bankruptcies, insolvencies and aging in each European country. Taking into consideration recent trends following the European sovereign debt crisis, Ricoh has put in place appropriate allowances, which are reviewed at least quarterly. Ricoh's outstanding receivables in Greece (where there is sovereign risk exposure) are immaterial on a consolidated basis.

                                      * * *

     In connection with our response to your comments on our filing, we acknowledge that (i) Ricoh is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) Ricoh may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions regarding our responses, please do not hesitate to contact either by phone and/or email my colleague Hisaki Tsunoda, General Manager of Accounting Department (+81-3-6278-4901;
hisaki.tsunoda@nts.ricoh.co.jp) or myself (+81-3-6278-4600;
zenji.miura@nts.ricoh.co.jp).

                                       Sincerely,


                                       /s/ Zenji Miura
                                       ---------------
                                       Zenji Miura
                                       Representative Director, Deputy President
                                       and Chief Financial Officer
                                       Ricoh Company, Ltd.